31th August 2011

The Manager
Company Announcements Office
Australian Securities Exchange
20 Bridge Street
SYDNEY  NSW  2000

Dear Sir/Madam,

Re: Mission NewEnergy Limited Preliminary Final Report (Appendix 4E) for the year ended 30 June 2011 Listing Rule 4.3A

The Directors of Mission NewEnergy Limited are pleased to present the Preliminary Final Report/Appendix 4E for the period ended 30 June 2011 (attached).

For and on behalf of
MISSION NEWENERGY LIMITED

Guy Burnett
Company Secretary

Preliminary Financial Report of Mission NewEnergy Limited for the year ended 30 June 2011

ABN 63 117 065 719

This Preliminary Financial report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period:	Year ended 30 June 2011

Previous Corresponding Period:	Year ended 30 June 2010

This report should be read in conjunction with the most recent annual report.

Source Reference:              ASX Append 4E.1, ASX listing Rules 4.3C.1

Mission NewEnergy Limited

Results for Announcement To The Market
For the Year Ended 30 June 2011

Revenue and Net Profit/(Loss)
			Percentage		Amount
			Change		$'000
%

ASX Append.	Revenue from ordinary activities	Up	2.97%	to	16,949
4E 2.1
	EDITDA	Up	82.52%	to	(15,821)

ASX Append.	Profit/(loss) from ordinary activities after tax
4E 2.2	attributable to members	Up	77.84%	to	(21,670)

ASX Append.	Net profit/(loss) attributable to members	Up	77.84%	to	(21,670)
4E 2.3
Dividends (Distributions)
Franked
			Amount per		amount per
			security		Security

ASX Append.	Final dividend		Nil		Nil
4E 2.4

ASX Append.	Interim dividend		Nil		Nil
4E 2.4

ASX Append.	Record date for determining entitlements to
4E 2.5	the dividend:		N/A		N/A

	Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

	Summary of results
ASX
Append. 4E 2.6
Revenue for the consolidated group amounted to $16.95 million (2010: $16.46 million). Net  cash used in operating activities was A$15.09 million (2010: A$6.90 million). EBIDTA loss of the consolidated group amounted to $15.8 million (2010: $90.5 million loss) and the net loss of the consolidated group, after providing for interest, impairment, depreciation, amortization and income tax and eliminating minority equity interests amounted to $21.7 million (2010: $97.8 million loss). The unaudited financial results presented here differ to  the unaudited financial results as disclosed on 10 August 2011 which is as a result of an impairment of goodwill to a value of $1.2 million.

	The high level analysis of the key non-cash transactions in the 2011 financial year below illustrates the cash used in operations by the group in the twelve months to 30 June 2011.

		A$'000
	Net (loss) for the period	(21,670)
	Add: Non-cash items
	Depreciation	562
	Employee Share Scheme expense	3,324
	Impairment of Property, plant and equipment	3,501
	Provision for doubtful debts	1,930
	Change in fair value of biological assets	(790)
	Finance costs (non-cash)	2,382
	Change in working capital	(4,328)
	Net cash used in operating activities	(15,089)

Operational overview
Acceptance on to the NASDAQ Global Market

During the year the Group achieved a milestone achievement by registering with the USA Securities and Exchange Commission and listed on the NASDAQ Global Market.  In addition Mission offered 2,785,000 ordinary shares at a public offering price of US$9.00 per share, thereby raising gross proceeds of US$25 million. The shares trade on the NASDAQ Global Market under the symbol "MNEL".

Biodiesel Refining

During the year management identified that a key component to gaining greater access to European biodiesel sales was to be able to offer certified product under the European Renewable Energy Directive (RED). Under the Renewable Energy Directive (RED) a criteria requires biofuels to reduce Green House Gas (GHG) emissions by at least 35% compared to fossil fuels, and from 2017 the reduction has to be 50%.

Accordingly, Mission obtained certification for the biodiesel refineries under the German International Sustainability & Carbon Certification (“ISCC”) program. In addition it was recently announced that the European Commission has recognized the ISCC as one of the first systems for the certification of sustainable biomass and liquid bio-energy (fuel and electricity), which is recognized by the European Commission in Brussels. As a result ISCC can be established as a proof for sustainable biomass on a worldwide basis.

With the refineries certified, Mission approached Felda (a Malaysian government corporation and one of the world’s largest palm oil producers) and entered into a long-term supply agreement establishing Asia’s first fully integrated ISCC certified palm biodiesel supply and production chain.

Subsequent to these certifications and supply agreements being put in place, Mission signed a contract to supply sustainability-certified product to a major international producer and distributor of refined oil products. The contract commenced in May 2011 with two loads of product being successfully delivered in June 2011 and the final load delivered in July 2011. This final load represented the full completion of the initial term of the contract and both parties agreed not to exercise the option to extend the contract further.

On 1 June 2011 the Malaysian government officially launched the much-awaited B5 Palm Oil Biodiesel blending mandate. Under the mandate, all diesel sold will contain 5% biodiesel. Initially supply will be into the retail stations in Putra Jaya (central Malaysia) and will reach full compliance among all retail stations in this region by 1 November 2011, resulting in approximately 200,000 tons of biodiesel demand per annum.  Once fully implemented on a national scale, demand will increase to 500,000 tons per year. This represents another major milestone towards the full implementation of the Malaysian mandate, which Mission expects to be a significant new market opportunity for Mission’s refined biodiesel.

During the year, Mission started construction of a distillation column at its refineries in Kuantan Port Malaysia. Servicing both Mission’s refineries, the distillation column will allow Mission to increase the purity of the biodiesel and provide further refining flexibility to tailor product to different international markets and specifications. This is expected to increase the marketability of Mission’s biodiesel around the globe. With the distillation column in place Mission will be able to offer palm based biodiesel that exceeds the United States, ASTM D6751 quality standard.

During the twelve months to June 2011, the first Biodiesel refinery (100,000 tpa) successfully produced and delivered biodiesel into a spot biodiesel sale and commenced delivery into a contract requiring ISCC certified product. To date the USA Environmental protection Agency has not approved Crude Palm Oil to be used as a biodiesel input, hence Mission has not been able to produce palm-based biodiesel for the Valero supply contract signed in late 2009.

The refining unit made a marginal positive contribution from biodiesel production and byproduct sales, however the low production volumes, prevented sufficient contribution towards covering the refineries overheads.

Mission’s second refinery (250,000 tpa)

Mission used the pre-treatment facility of the 250,000 tpa refinery to produce ISCC certified product and this portion of the plant ran at full capacity. Mission continues with discussions with its turnkey contractor, KNM Process Systems Sdn Bhd, to finalise the transfer of the plant to Mission. All approvals and licenses required to operate the plant have been secured.

Impairment of refinery assets

The Board reviews the carrying value of its refinery assets at each reporting date. At 30 June 2011 the Company continues to impair any additions to the refineries (largely being the distillation column under construction) and hence a provision for impairment of A$2 million has been recognised in this financial year. This non-cash accounting impairment is in no way an indication that the plant cannot produce biodiesel under the required specifications. The Board is confident that the significant efforts undertaken by management and the international community will make it possible for the refining assets to be put to productive use in the ensuing financial periods; at which time the value of these assets can be reinstated to its useful value at that point in time.

Upstream Feedstock Business

During the year Mission entered into a Memorandum of Understanding with JOil (S) Pte Limited ("JOil"), a joint venture company of Temasek Life Sciences Laboratory ("TLL") of Singapore and a world leader in research and development of high-yielding Jatropha varieties. Under the MOU, JOIL will provide elite Jatropha plant seedlings and plant materials for Mission's 2011 planting season. JOil’s trial results, have demonstrated a material increase in yield per acre and significant shortening of gestation time.

In addition, Mission made a number of sales of small parcels of Crude Jatropha Oil (JCO) to various parties, including a major European customer. The Prices ranged from approximately US$119 per barrel CIF Europe, to US$145 per barrel CIF Southeast Asia, all achieving a positive sales price above the then sales price of mineral oil indicating an initial market readiness to pay a premium for sustainable biofuels oils such as CJO.

During the financial year Mission continued to grow its Jatropha acreage through the contract farming model in India by over 46,000 acres, taking Missions contracted acreage to an estimate 194,323 acres.

In addition, Mission continued to role out its proprietary contract farmer management system, named Mission Agro Technologies (MAT). This in-house developed system gives Mission a GPS location of the contract farmers, along with seasonal statistical data on plant size, condition, mortality and a host of other factors. Mission is already using this system extensively to plan for the forthcoming seed collection season in late 2011.

Wind farm business

The two windmills owned by the Company of 1.65 MW each, generated and sold under a Power Purchase Agreement 6,082,344 kwh during the twelve months to 30 June 2011. An impairment review of the windmills was undertaken. Revenues generated from these assets were found to be less than expected, thus a provision for impairment was recognised to reduce the carrying value of the windmill assets to their value in use.

CONSOLIDATED GROUP INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011
	2011	2010
	$'000	$'000
Sales/Revenue	14,080	14,394
Other income	2,869	2,066
Total revenue	16,949	16,460
Cost of Sales	(13,987)	(15,021)
Employee benefits expense	(7,527)	(5,307)
Net foreign exchange gains/(losses)	(1,769)	568
Consultants expenses	(328)	(594)
Hedging Cost	(3)	(95)
Impairment of trade receivables	(1,930)	(9,160)
Impairment of Inventories and biological assets	-	(740)
Impairment of assets	(3,501)	(73,089)
Shareholder expenses	(125)	(121)
Travel expenses	(766)	(886)
Research and Development	(168)	(154)
Rental expenses	(176)	(271)
Other expenses from ordinary activities	(2,490)	(2,091)
Earnings before interest, tax, depreciation and
amortisation	(15,821)	(90,501)
Depreciation and amortisation expenses	(562)	(2,118)
Finance Cost - amortisation	(2,382)	(2,293)
Finance costs	(2,906)	(2,859)
Profit/(loss) before income tax	(21,671)	(97,771)
Income tax (expense)/benefit	1	(29)
Profit (loss) for the year	(21,670)	(97,800)
Profit/(Loss) attributable to minority equity interests	-	-
Net (loss)/profit attributable to members of the parent
entity	(21,670)	(97,800)
Basic earnings/(loss) per share	(3.50)	(20.76)
Diluted earnings/(loss) per share	(3.50)	(20.76)
(Loss)/Profit for the period	(21,670)	(97,800)
Other comprehensive income:
Exchange differences on translating foreign operations	(1,917)	286
Gain on convertible note restructure	3,207	-
Effective portion of change in fair value of cash flow	39	-
hedge
Other comprehensive income/(loss) for the period net of	1,329	286
tax
Total comprehensive (loss) for the period	(20,341)	(97,514)

CONSOLIDATED GROUP BALANCE SHEETS
AS AT 30 JUNE 2011
	2011	2010
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	15,761	17,155
Trade and other receivables	6,583	4,168
Biological assets	88	1,477
Inventories	6,242	1,671
Other financial assets	178	26
Other assets	354	457
Current tax assets	30	53
Total current assets	29,236	25,007
NON-CURRENT ASSETS
Trade and other receivables	-	-
Other financial assets	-	-
Property, plant and equipment	6,660	7,547
Intangible assets	-	1,013
Deferred tax assets	-	-
Other assets	702	182
Total non-current assets	7,362	8,742
TOTAL ASSETS	36,598	33,749
CURRENT LIABILITIES
Trade and other payables	7,059	3,602
Financial Liabilities	14,907	624
Short-term provisions	93	74
Total current liabilities	22,059	4,300
NON-CURRENT LIABILITIES
Other payables	-	109
Financial Liabilities	44,287	59,028
Deferred tax liabilities	-	-
Total non-current liabilities	44,287	59,137
TOTAL LIABILITIES	66,346	63,437
NET ASSETS DEFICIT	(29,748)	(29,688)
EQUITY
Issued capital	96,801	76,634
Reserves	9,171	10,931
Retained earnings (Accumulated	(135,720)	(117,259)
losses)
Minority Interests	-	6
Total Equity	(29,748)	(29,688)

CONSOLIDATED GROUP CASH FLOW STATEMENTSE FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010
	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	10,128	17,126
Payments to suppliers and employees	(22,494)	(21,331)
Interest received	161	167
Finance costs	(2,909)	(2,859)
Income Tax Paid	25	(5)
Net cash (used in) operating activities	(15,089)	(6,902)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,957)	(7,540)
Purchase of performance bond investments	-	1,112
Receipt from investment in held to maturity investment	(137)	23
and deposits
Net cash (used in) investing activities	(4,094)	(6,405)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)	20,167	15,511
(Repayments)/proceeds from borrowings	(527)	(574)
Net cash provided by financing activities	19,640	14,937
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	457	1,630
Cash and cash equivalents at beginning of the financial	17,155	16,247
year
Effects of exchange rate fluctuations of cash held in	(1,851)	(722)
foreign currencies
CASH AND CASH EQUIVALENTS AT END OF	15,761	17,155
FINANCIAL YEAR

Mission NewEnergy Limited

Notes to the Preliminary Final Report
For the Year Ended 30 June 2011

	1	.	Basis of Preparation

			This preliminary final report has been prepared in accordance with ASX Listing rule 4.3A and the disclosure requirements of ASX Appendix 4E.

			The accounting policies adopted in the preparation of the preliminary
			final report are detailed in Attachment 1.
				2011	2010
				$'000	$'000
	2	.	Profit from Ordinary Activities

ASX			Loss from ordinary activities before income tax
Append			includes the following items of revenue and expense:
4E.3
			Revenue from Operating Activities

			Sale of goods	14,080	14,394
			Change in fair value of biological assets	790	1,656
			Interest received	115	204
			Profit on Convertible Note restructure	1,734	-
			Sundry Income	230	206
				16,949	16,460
	3	.	Commentary on Results

ASX			See above from page 1.
Append
4E.14

	4	.	Retained Earnings/(Accumulated Losses)
				2011	2009
				$'000	$'000
ASX Append			Balance at the beginning of the financial period	(117,259)	(19,475)
4E.8
			Changes in Convertible Note reserve due to restructure	3,209	-
			Net Profit (loss) attributable to the members of Mission
			NewEnergy Ltd	(21,670)	(97,800)
			Option reserve transferred to retained earnings when
			lapsed	-	16
			Balance at the end of the financial period	(135,720)	(117,259)

Mission NewEnergy Limited

Notes to the Preliminary Final Report
For the Year Ended 30 June 2011

	5	.	Notes to the Statement of Cash Flows

ASX Append			Reconciliation of Cash	2011	2010
4E.5				$'000	$'000
			For the purposes of the statement of cash flows, cash
			includes cash on hand and in banks. Cash at the end of
			the financial period as shown in the statement of cash
			flows is reconciled to the balance sheet as follows:

			Cash	15,761	17,155

			Reconciliation of Profit from Ordinary Activities after
			Related Income Tax to Net Cash Used in Operating
			Activities
			Profit / (Loss) after income tax	(21,670)	(97,800)

			Non cash flows in profit / (loss)
			Depreciation of plant and equipment	562	2,118
			Amortisation of Convertible Note Costs	379	404
			Profit on the restructure of Convertible Note	(1,734)	-
			Amortisation of Equity portion of Convertible Note	2,003	1,889
			Provision for employee benefits	20	15
			Impairment of Trade Receivables	1,930	9,160
			Discounting of long term receivables	-	-
			Impairment of assets	3,501	73,829
			Share based payment expense	3,324	1,276

			Net cash provided by / (used in) operating activities
			before change in assets and liabilities	(11,685)	(9,109)

			Change in assets and liabilities
			- (Increase) decrease in receivables	(6,169)	505
			- (Increase) decrease in inventories	(5,090)	2,442
			- (Increase) decrease in biological assets	1,389	(912)
			- (Increase) decrease in other assets	(524)	355
			- (Increase) decrease in deferred tax and current tax	17	(16)
			- Increase (decrease) in creditors and accruals	5,378	(166)
			Foreign Currency Adjustments	1,595	(1)
				(3,404)	2,207
			Cash (used in) operations	(15,089)	(6,902)

Mission NewEnergy Limited

Notes to the Preliminary Final Report
For the Year Ended 30 June 2011

	6	.	Details Relating to Dividends (Distributions)

ASX Append			The company did not declare a dividend during the financial period and has not
4E.6			declared a dividend since the end of the financial period.

ASX Append
4E.14.2
Source
Reference
	7	.	Earnings Per Share
				2011	2010
				$ per	$ per
				Share	Share
			Basic earnings/(loss) per share (EPS)	(3.50)	(20.76)
			Diluted earnings/(loss) per share (EPS)	(3.50)	(20.76)

ASX Append			Basic Earnings per Share
4E.14.1
			The earnings and weighted average number of
			ordinary shares used in the calculation of basic
			earnings per share are as follows:
				2011	2010
				$'000	$'000
			Earnings (a)	(21,670)	(97,800)

				2011	2010
				Number	Number
			Weighted average number of ordinary shares (b)	6,199,265	4,711,249	1

(a)	Earnings used in the calculation of basic earnings per share reconciles to net profit in the income statement as follows:

		2011	2010
		$'000	$'000
	Operating net profit attributable to the	(21,670)	(97,800)
	members of Mission NewEnergy Limited

	Earnings used in the calculation of basic EPS	(21,670)	(97,800)

(b)
Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below).

1 Weighted average number of ordinary shares restated to reflect the 50:1 share consolidation undertaken in April 2011.

Mission NewEnergy Limited

Notes to the Preliminary Final Report
For the Year Ended 30 June 2011

Source
Reference

	8	.	Net Tangible Assets Per Security
				2011	2010
				$ per share	$ per share
ASX Append			Net tangible asset (deficit)/surplus per	(3.5)	(5.6)
4E.9			security

	9	.	Details of Entities Over which Control Has Been Gained or Lost

ASX Append			Control gained over entities
4E.10

ASX Append			No change
4E.10.1

ASX Append			Not applicable
4E.10.2

ASX Append			Not applicable
4E.10.3

	10	.	Contingent Liabilities and Contingent Assets

The company has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount not paid. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the Group has been assessed for income tax with a provisional assessment raised, despite losses incurred within this subsidiary. Management disputes this assessment and is in discussion with the relevant income tax authorities seeking clarity on the basis of the assessment.

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2011.

	11	.	Segment Information

ASX Append 4E.14.4			Refer to Attachment 2

	12	.	Discontinuing Operations

Not applicable

Mission NewEnergy Limited

Notes to the Preliminary Final Report
For the Year Ended 30 June 2011

Source
Reference

	13	.	Other Significant Information

ASX Append 4E.12			Not applicable

	14	.	Information on Audit or Review

ASX Append 4E.15			This preliminary final report is based on accounts to which one of the following applies.
				The accounts have been audited	The accounts have been subject to
review
			X	The accounts are in the process of	The accounts have not yet been
				being audited or subject to review	audited or reviewed

ASX Append 4E.16			Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4E.17	Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

Attachments

Attachment 1: 30 June 2011 Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited, Scarborough Beach Holdings, Inc., PJ Trading, LLC, and PJ Trading Pennsylvania, LLC.

On 13 December 2005, Mission NewEnergy Limited acquired all of the issued capital of MBTSB. In accordance with the requirements of AASB 3 Business Combinations, MBTSB was identified as the acquirer in relation to the combination.  Accordingly, the combination has been accounted for as a reverse acquisition. This has resulted in the consolidated statement of financial position reflecting the assets, liabilities and equity of MBTSB, and the cost of the combination being recognised at the fair value of the equity instruments on issue in Mission NewEnergy Limited at the date of acquisition. The application of AASB 3 Business Combinations does not change the status of Mission NewEnergy as the legal parent entity of the Group.

Mission Agro Energy Limited (MAEL), a wholly owned subsidiary of Mission NewEnergy Limited, was incorporated on 8 September 2006.  On 28 March 2007, MAEL initially acquired 70% of the issued capital of Mission Biofuels (India) Private Limited (MBIPL) and has incrementally increased the shareholding over a period of time to the current shareholding of 100% at 30 June 2011.

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Limited, and accordingly AASB5 “Non Current Assets held for sale discontinued operations” is applied in accounting for this transaction. The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold.

A list of controlled entities is contained in Note 17 to the financial statements.  All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b.	Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c.	Inventories

Inventories are measured at the lower of cost and net realisable value.

d.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

e.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

f.	Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

g.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred.  Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could effect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the income statement.

h.	Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

i.	Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition.  Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

j.	Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

k. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

l.	Employee Benefits

Provision is made for the company’s liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Binomial model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.  The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

m.	Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

n.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

o.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.  Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

p.	Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

The change in the fair value of biological assets (refer accounting policy 3v) is recognised in revenue in the period in which the change in fair value occurs.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

q.	Borrowing Costs

All borrowing costs are recognised in the income statement in the period in which they are incurred, except for borrowing costs that are directly related to the construction of an asset, which are capitalised.

r.	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

s.	Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

t.	Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors’ report have been rounded off to the nearest $1,000

u.	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

v.	Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

Attachment 2: Segment report
1	.	Segment Reporting
			Biodiesel Refining								Consolidated
			(Malaysia)		Jatropha (India)		Power generation		Corporate		(Continuing
							(India)				Operations)
			2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
			$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
		Primary Reporting — Business Segments
		Revenue
		Revenue	13,468	13,867	879	-	523	527	-	-	14,870	14,394
		Other revenue	192	153	74	1,869	-	-	1,813	44	2,079	2,066
		Total segment revenue	13,660	14,020	953	1,869	523	527	1,813	44	16,949	16,460
		Impairment	2,046	71,407	-	-	298	1,682	1,157	-	3,501	73,089
		Result
		Segment result before tax	(6,198)	(76,126)	(4,797)	(12,803)	36	(1,910)	(10,712)	(6,932)	(21,671)	(97,771)
										-
											(21,671)	(97,771)
		Profit/loss from ordinary activities before income tax
		Income tax expense									1	(29)
		Net profit/(loss)									(21,670)	(97,800)